Exhibit 99.1

Tiziana Life Sciences Announces Late Breaking Poster Accepted for Presentation at the 7th World Parkinson Congress

BOSTON, MA, April 14, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana”), a biotechnology company developing its lead candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, announces that a late-breaking poster on its Phase 2a study of intranasal foralumab in Multiple System Atrophy (MSA) has been accepted for presentation at the 7th World Parkinson Congress, taking place May 24-27, 2026, in Phoenix, Arizona.

The poster, titled “A Phase 2a Study of Intranasal Foralumab in Multiple System Atrophy,” will highlight the design and rationale of the ongoing TILS-025 trial (NCT06868628), the first clinical investigation of intranasal anti-CD3 therapy in MSA.

Multiple System Atrophy is a rapidly progressive neurodegenerative disorder characterized by autonomic dysfunction, parkinsonism, and cerebellar impairment, with no approved disease-modifying therapies. Neuroinflammation and microglial activation are recognized as key drivers of disease progression. Foralumab, delivered intranasally, has previously shown a reduction of neuroinflammation in clinical study’s for multiple sclerosis and Alzheimer’s disease. The TILS-025 study evaluates its potential to attenuate microglial activation in MSA.

This Phase 2a, open-label trial is enrolling up to 10 subjects with clinically established or clinically probable MSA (per 2022 MDS criteria), ages 30–85, in collaboration with the Mass General Brigham MyTrial-MSA and Harvard Biomarkers Study 2.0 programs. Participants receive intranasal foralumab (50 μg per dose) for 6 months, with pre-treatment observational data collected where available. Primary endpoints include changes in microglial activation measured by [F-18]PBR06 TSPO PET imaging and changes in MDS-UMSARS scores. Secondary endpoints encompass regional brain atrophy on volumetric MRI, autonomic function, quality-of-life measures, and immune biomarkers in blood and CSF.

“We are thrilled that our Phase 2a study of intranasal foralumab in Multiple System Atrophy has been selected as a late-breaking poster at the 7th World Parkinson Congress,” said Ivor Elrifi, CEO of Tiziana Life Sciences. “This acceptance underscores the growing interest in foralumab’s novel intranasal approach to modulating neuroinflammation. MSA is a devastating disease with high unmet need, and we believe foralumab’s ability to target microglial activation could represent a meaningful step forward for patients. We look forward to sharing updates from this important trial with the global Parkinson’s and MSA community in Phoenix.”

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biologic candidate that has been shown to stimulate T regulatory cells when dosed intranasally. Currently, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2],[3]

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120
[3]	https://www.neurology.org/doi/10.1212/NXI.0000000000200543

About Tiziana Life Sciences

Tiziana is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Tiziana's current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Tiziana's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Tiziana cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of Tiziana only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2024, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. Tiziana will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com